File No. 812-15195

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT

COMMONWEALTH CREDIT PARTNERS BDC I, INC., COMMONWEALTH CREDIT ADVISORS LLC, COMVEST CAPITAL ADVISORS, LLC, COMVEST CREDIT ADVISORS, LLC, COMVEST SG ADVISORS, LLC, COMVEST CAPITAL IV, L.P., COMVEST CAPITAL IV (LUXEMBOURG) MASTER FUND, SCSP, COMVEST CREDIT PARTNERS V, L.P., COMVEST CREDIT PARTNERS V (LUXEMBOURG) MASTER FUND, SCSP, COMVEST CREDIT PARTNERS V (DELAWARE) MASTER FUND, L.P., COMVEST STRATEGIC GROWTH FUND, L.P., COMVEST SPECIAL OPPORTUNITIES FUND, L.P., CVC CALIFORNIA IV, LLC, CCP CALIFORNIA V, LLC, COMVEST CREDIT PARTNERS VI, L.P., COMVEST CREDIT PARTNERS VI (LUXEMBOURG) MASTER FUND SCSP SICAV RAIF, CCP VI HC SPV, LLC, CCP CALIFORNIA VI, LLC, COMVEST CREDIT PARTNERS SELECT CO-INVEST FUND V, L.P., COMVEST CREDIT PARTNERS EVERGREEN FUND, L.P., COMVEST STRUCTURED NOTE ISSUER I LLC, CCP CALIFORNIA STRUCTURED NOTE ISSUER I LLC, COMVEST CREDIT PARTNERS (M) 2023, L.P., COMVEST CREDIT MANAGERS, LLC, COMVEST CREDIT PARTNERS BDC FUND, L.P.

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

All Communications, Notices and Orders to:

Michael Altschuler, Esq.

Commonwealth Credit Advisors LLC

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

(561) 727-2100

Copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Telephone: (212) 698-3500

August 16, 2023

I.	INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Commonwealth Credit Partners BDC I, Inc. et. al (Investment Company Act of 1940, Release No. 34347, August 2, 2021) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 promulgated under the Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4).1

Except as stated herein, defined terms used in this application for an amended order (the “Application”) have the meanings provided in the application for the Prior Order, as amended (the “Prior Application”).

The Regulated Entities,2 the Advisers and the Existing Affiliated Funds may be referred to herein as the “Applicants.”

The Prior Order permits one or more Regulated Entities and Affiliated Funds3 to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

A.	Summary of Application

On August 2, 2021, the Commission issued an order under Sections 17(d) and 57(i) of the Act, and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 thereunder, as more described more fully therein. The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the Act, and Rule 17d-1 thereunder to extend the relief granted in the Prior Order to incorporate the temporary relief granted by the Commission on April 8, 2020.4 Applicants propose to:

•

amend the term “Follow-On Investment” to mean “(i) with respect to a Regulated Entity, an additional investment in the same issuer in which the Regulated Entity is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Entity are currently invested; or (Y) an investment in an issuer in which at least one Regulated Entity is currently invested but in which the Affiliated Fund does not currently have an investment.”

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the Act.
[2]

The term “Regulated Entities” means Commonwealth Credit Partners BDC I, Inc. and any future closed-end management investment company that has elected to be regulated as a business development company or is registered under the Act, whose investment adviser is an Adviser and who intends to participate in the Co-Investment Program.

[3]

The term “Affiliated Fund” means (i) the Existing Affiliated Funds and (ii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act and (iii) that intends to participate in the Co-Investment Program.

[4]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).

B.	Applicants

•

Commonwealth Credit Partners BDC I, Inc., (the “Existing Regulated Entity”), an externally-managed, non-diversified, closed-end management investment company that will elect to be regulated as a business development company under the Act;

•

Commonwealth Credit Advisors LLC (“CCA”), a Delaware limited liability company which will serve as the investment adviser to Commonwealth Credit Partners BDC I, Inc., on behalf of itself and its successors;[5]

•

Comvest Capital Advisors, LLC (“Comvest Capital”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds (as defined below and identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act (the “Existing Affiliated Funds”), on behalf of itself and its successors;

•

Comvest Credit Advisors, LLC (“Comvest Credit”), a Delaware limited liability company, and Comvest Credit Advisors (Luxembourg), LLC (“Comvest Credit (Luxembourg)”), a Delaware limited liability company, that each serve as investment adviser to certain Existing Affiliated Funds (identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act, on behalf of itself and its successors;

•

Comvest SG Advisors, LLC (“Comvest SG”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds (identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act, on behalf of itself and its successors; and

•	The Existing Affiliated Funds (the Existing Regulated Entity, CCA, Comvest Capital, Comvest Credit, Comvest SG and the Existing Affiliated Funds, the “Applicants”).

All applicants are eligible to rely on the Prior Order.

C.	Defined Terms

Except as stated herein, defined terms used in this Application have the meanings provided in the Prior Application.

“Follow-On Investment” means (i) with respect to a Regulated Entity, an additional investment in the same issuer in which the Regulated Entity is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Entity are currently invested; or (Y) an investment in an issuer in which at least one Regulated Entity is currently invested but in which the Affiliated Fund does not currently have an investment.

II.	REQUESTED RELIEF

The Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

[5]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

For the reasons stated herein, Applicants believe that:

•

With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Applicants’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

III.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.6

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael Altschuler, Esq.

Commonwealth Credit Advisors LLC

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

(561) 727-2100

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Tel: (212) 698-3500

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the BDC, by resolution duly adopted by its Board on August 10, 2023 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an amendment to an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Regulated Entities, the Affiliated Funds, and the Existing Advisers says that he or she has duly executed the Application for and on behalf of the Regulated Entities, the Affiliated Funds or the Existing Advisers; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 16th day of August, 2023.

[6]

Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Entities that are not already invested in the issuer.

COMMONWEALTH CREDIT PARTNERS BDC I, INC.

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMMONWEALTH CREDIT ADVISORS LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST CAPITAL ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST CREDIT ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST SG ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

Existing Affiliated Funds:

COMVEST CAPITAL IV, L.P.

COMVEST CREDIT PARTNERS V, L.P.

COMVEST CREDIT PARTNERS, VI, L.P.

COMVEST CREDIT PARTNERS V (DELAWARE) MASTER FUND, L.P.

COMVEST CREDIT PARTNERS EVERGREEN FUND, L.P.

COMVEST CREDIT PARTNERS SELECT CO-INVEST FUND V, L.P.

COMVEST STRATEGIC GROWTH FUND, L.P.

COMVEST SPECIAL OPPORTUNITIES FUND, L.P.

COMVEST STRUCTURED NOTE ISSUER I LLC

CVC CALIFORNIA IV, LLC

CCP CALIFORNIA V, LLC

CCP CALIFORNIA VI, LLC

CCP CALIFORNIA STRUCTURED NOTE ISSUER I LLC

CCP VI HC SPV, LLC

COMVEST CREDIT PARTNERS (M) 2023, L.P.

COMVEST CREDIT MANAGERS, LLC

COMVEST CREDIT PARTNERS BDC FUND, L.P.

By:	/s/ Michael Altschuler
	Name:	Michael Altschuler
	Title:	Authorized Signatory

COMVEST CAPITAL IV (LUXEMBOURG) MASTER FUND, SCSP COMVEST CREDIT PARTNERS V (LUXEMBOURG) MASTER FUND, SCSP COMVEST CREDIT PARTNERS VI (LUXEMBOURG) MASTER FUND, SCSP SICAV RAIF

By:	/s/ Michael Altschuler
	Name:	Michael Altschuler
	Title:	Class A Manager

Schedule A

Existing Affiliated Funds

Comvest Capital IV, L.P.

Comvest Capital IV (Luxembourg) Master Fund, SCSp

Comvest Credit Partners Evergreen Fund, L.P.

Comvest Credit Partners Select Co-Invest Fund V, L.P.

Comvest Credit Partners V, L.P.

Comvest Credit Partners VI, L.P.

Comvest Credit Partners V (Delaware) Master Fund, L.P.

Comvest Credit Partners IV (Luxembourg) Master Fund, SCSp

Comvest Credit Partners V (Luxembourg) Master Fund, SCSp

Comvest Credit Partners VI (Luxembourg) Master Fund, SCSp SICAV RAIF

Comvest Strategic Growth Fund, L.P.

Comvest Structured Note Issuer I LLC

Comvest Special Opportunities Fund, L.P.

CVC California IV, LLC

CCP California V, LLC

CCP California VI, LLC

CCP California Structured Note Issuer I LLC

CCP VI HC SPV, LLC

Comvest Credit Partners (M) 2023, L.P.

Comvest Credit Managers, LLC

Comvest Credit Partners BDC Fund, L.P.

EXHIBIT A

RESOLUTIONS OF THE BOARD OF DIRECTORS OF COMMONWEALTH CREDIT PARTNERS BDC I, INC.

Approval of Application to Amend Co-Investment Exemptive Order

WHEREAS, the Board has considered the application for an order to amend the Company’s co-investment exemptive order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act;

NOW THEREFORE BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the Securities and Exchange Commission an application for an amended order of exemptive relief, in substantially the form attached as Exhibit A, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and be it further

RESOLVED, that the officers of the Company or their designees be, and each hereby is, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolution.

(Adopted by the Board of Directors on August 10, 2023.)

EXHIBIT B

Verification

The undersigned states that he has duly executed the attached Application dated August 16, 2023 for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

COMMONWEALTH CREDIT PARTNERS BDC I, INC.

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMMONWEALTH CREDIT ADVISORS LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST CAPITAL ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST CREDIT ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

COMVEST SG ADVISORS, LLC

By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

Existing Affiliated Funds:

COMVEST CAPITAL IV, L.P.

COMVEST CREDIT PARTNERS V, L.P.

COMVEST CREDIT PARTNERS, VI, L.P.

COMVEST CREDIT PARTNERS V (DELAWARE) MASTER FUND, L.P.

COMVEST CREDIT PARTNERS EVERGREEN FUND, L.P.

COMVEST CREDIT PARTNERS SELECT CO-INVEST FUND V, L.P.

COMVEST STRATEGIC GROWTH FUND, L.P.

COMVEST SPECIAL OPPORTUNITIES FUND, L.P.

COMVEST STRUCTURED NOTE ISSUER I LLC

CVC CALIFORNIA IV, LLC

CCP CALIFORNIA V, LLC

CCP CALIFORNIA VI, LLC

CCP CALIFORNIA STRUCTURED NOTE ISSUER I LLC

CCP VI HC SPV, LLC

COMVEST CREDIT PARTNERS (M) 2023, L.P.

COMVEST CREDIT MANAGERS, LLC

COMVEST CREDIT PARTNERS BDC FUND, L.P.

By:	/s/ Michael Altschuler
	Name:	Michael Altschuler
	Title:	Authorized Signatory

COMVEST CAPITAL IV (LUXEMBOURG) MASTER FUND, SCSP COMVEST CREDIT PARTNERS V (LUXEMBOURG) MASTER FUND, SCSP COMVEST CREDIT PARTNERS VI (LUXEMBOURG) MASTER FUND, SCSP SICAV RAIF

By:	/s/ Michael Altschuler
	Name:	Michael Altschuler
	Title:	Class A Manager